

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Michael Davidson, M.D.
Chief Executive Officer
NewAmsterdam Pharma Company B.V.*
Gooimeer 2-35
1411 DC Naarden
The Netherlands

      Re: NewAmsterdam Pharma Company B.V.
           Amendment No. 2 to Registration Statement on Form F-4
           Filed October 3, 2022
           File No. 333-266510

Dear Michael Davidson:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the following comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-4

Q: What are the U.S. federal income tax consequences to me of the Merger? , page 25

1.   We note your response to prior comment 1 and revised disclosure. We further note that your disclosure continues to state that the parties "intend" that the Merger qualify as a transaction described under Section 351 of the Code and as a reorganization within the meaning of Section 368 of the Code, both within this section and throughout the prospectus. As such, your disclosure makes representations as to probable material tax consequences.

However, your disclosure throughout the prospectus indicates that counsel expresses no opinion as to whether the Merger qualifies as a transaction described under Section 351 of the Code or whether the Merger qualifies as a "reorganization" under Section 368 of the Code. To the extent counsel is unable to opine on the tax consequences of the Merger, please revise your disclosure to avoid making representations as to probable material tax consequences.

You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kerry S. Burke, Esq.